

August 5, 2011

Via E-mail
Alceu Duilio Calciolari
Chief Executive Officer
Gafisa S.A.
Av. Nações Unidas No. 8,501; 19th Floor
05425-070 São Paulo, SP Brazil

> **Re: Gafisa, S.A.**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **Form 6-K Filed April 1, 2011**
> **File No. 1-33356**

Dear Mr. Calciolari:

We have reviewed your response letter filed July 28, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Audited Consolidated Financial Statements

Note 25 – Supplemental Information – Summary of Principal Difference Between Brazilian GAAP and US GAAP

(a) Description of the GAAP differences, page F-67

1. We note your response to comment one from our letter dated July 12, 2011. In your response, you provided us with your restated U.S. GAAP basic and diluted earnings per share calculations. However, you did not show us how you will revise your restated U.S. GAAP disclosures for all periods presented to compare U.S. GAAP basic and diluted earnings per

share as originally presented compared to amounts as restated. Please show us how you intend to revise your restated U.S. GAAP disclosures to provide this information.

2. Your response to our letter dated July 12, 2011 included Annex A, which appears to be disclosures that you intend to provide in your restated U.S. GAAP reconciliation footnote as part of your Form 20-F/A for the year ended December 31, 2009. However, this Annex does not appear to reflect any of the changes described in your response to comment one from our letter dated July 12, 2011. Please explain the purpose of Annex A and how it reflects the changes you intend to make to your restated U.S. GAAP financial statement footnotes.

Form 6-K Filed April 1, 2011

3. We note your response to comment two from our letter dated July 12, 2011. While your Form 6-K indicates that the financial statements included in the 2009 Form 20-F can no longer be relied upon, the discussion in the paragraph following that statement are focused solely on the consolidated Gafisa financial statements for the year ended December 31, 2009 and the Tenda financial statements for the year ended December 31, 2008. There is no specific mention of any material errors in your U.S. GAAP financial statements for the years ended December 31, 2008 or 2007 and therefore we believe investors could incorrectly infer from your current disclosures that only the consolidated Gafisa financial statements for the year ended December 31, 2009 and the Tenda financial statements for the year ended December 31, 2008 should no longer be relied upon. Therefore, as previously requested, please amend your Form 6-K disclosures to specifically identify each financial statement period that is affected by the restatement and can no longer be relied upon.

You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

CC: Via E-mail to Manuel Garciadiaz, Esq., Davis Polk & Wardwell LLP